Filed by Halliburton Company
Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6(j) of the Securities Exchange Act of 1934, as amended
Registration No.: 333-166656
Subject Company: Boots & Coots, Inc. (File No: 1-13817)

    Halliburton Company                                                Press Release

3000 N. Sam Houston Pkwy E., Houston, Tx. 77032
Phone 281.871.2699

FOR IMMEDIATE RELEASE
September 8, 2010
Contact:	Christian Garcia
Halliburton, Investor Relations
281/871-2688

Cathy Mann
Halliburton, Corporate Affairs
281/871-2601

Halliburton Announces Preliminary Results of Merger Consideration Elections by
Boots & Coots Stockholders

HOUSTON, TX — September 8, 2010 - Halliburton (NYSE: HAL) announced today the preliminary results of the merger consideration elections made by stockholders of Boots & Coots (NYSE Amex: WEL) as to the form of merger consideration they wish to receive in connection with the acquisition of Boots & Coots by Halliburton.  Halliburton anticipates closing the acquisition on September 17, 2010, assuming that Boots & Coots stockholders approve the transaction at a special meeting scheduled for September 15, 2010.

Based on available information, as of the election deadline of 5:00 p.m., New York time, on September 7, 2010, the preliminary results of election are as follows:

•                  All Cash Elections: Elections to receive 100% cash for each share of Boots & Coots common stock were made with respect to approximately 28.7 million shares of Boots & Coots common stock (approximately 34.7% of the outstanding shares of Boots & Coots common stock);

•                  All Stock Elections: Elections to receive 100% Halliburton common stock for each share of Boots & Coots common stock were made with respect to approximately 5.0 million shares of Boots & Coots common stock (approximately 6.0% of the outstanding shares of Boots & Coots common stock);

•                  Mixed Elections: Elections to receive a combination of cash and Halliburton common stock for each share of Boots & Coots common stock were made with respect to approximately 1.4 million shares of Boots & Coots common stock (approximately 1.7% of the outstanding shares of Boots & Coots common stock); and

•                  Non-Elections: No election was made with respect to approximately 47.7 million shares of Boots & Coots common stock (approximately 57.6% of the outstanding shares of Boots & Coots common stock).  Boots & Coots shares with respect to which no election was made will be treated as Mixed Election shares.

Cash elections with respect to approximately 0.6 million Boots & Coots shares and stock elections with respect to approximately 1,000 Boots & Coots shares were made pursuant to the notice of guaranteed delivery procedure.  Merger consideration elections with respect to Boots & Coots shares pursuant to the notice of guaranteed delivery procedure require the delivery of Boots & Coots stock certificates representing such shares to the exchange agent, BNY Mellon Shareowner Services, by 5:00 p.m., New York time, on September 10, 2010.  If the exchange agent does not receive the required certificates or confirmation of transfer by this guaranteed delivery deadline, the Boots & Coots shares subject to such election will be treated as shares for which no valid election was made.

Under the terms of the merger agreement, for each share of Boots & Coots common stock, Boots & Coots stockholders had the option to elect to receive consideration consisting of cash, shares of Halliburton common stock or a combination of both, subject to a proration feature.  Subject to modification in order to achieve the intended tax consequences of the merger as described in the proxy statement/prospectus dated August 10, 2010, Boots & Coots stockholders electing to receive a mix of cash and stock consideration and non-electing stockholders will receive (1) $1.73 in cash and (2) a fraction of a share of Halliburton common stock equal to an exchange ratio, which will be calculated by dividing $1.27 by the volume weighted average trading price of a share of Halliburton common stock during the five-day trading period ending on the second full trading day immediately prior to the effective date of the merger (the "Halliburton five-day average price"), for each share of Boots & Coots common stock they own.  Subject to proration, (i) Boots & Coots stockholders electing to receive all cash will receive $3.00 for each share of Boots & Coots common stock they own and (ii) Boots & Coots stockholders electing to receive only Halliburton common stock will receive a fraction of a share of Halliburton common stock equal to an exchange ratio, which will be calculated by dividing $3.00 by the Halliburton five-day average price, for each share of Boots & Coots common stock they own.

As stated above, the cash election and stock election of Boots & Coots stockholders are subject to proration to reflect that the aggregate cash consideration to be received by Boots & Coots stockholders pursuant to the merger is fixed at an amount equal to the product of $1.73 (subject to modification in order to achieve the intended tax consequences of the merger) and the number of issued and outstanding shares of Boots & Coots common stock immediately prior to the closing of the merger (excluding certain shares that do not convert into the right to receive the merger consideration).  As a result, Boots & Coots stockholders that made a valid election to receive all cash or all stock consideration may not receive the merger consideration entirely in the form elected.

Based on the preliminary information above and the terms of the merger agreement, and assuming no modification of the merger consideration to achieve the intended tax consequences of the merger and that the number of issued and outstanding shares of Boots & Coots common stock immediately prior to the merger equals the number of shares outstanding on September 7, 2010:

•                  Boots & Coots stockholders who made valid elections to receive all cash consideration would receive, for each share subject to such election, approximately 67.6% of the merger consideration in cash and the remainder in Halliburton common stock;

•                  Boots & Coots stockholders who made valid elections to receive all stock consideration would receive, for each share subject to such election, 100% of the consideration for their Boots & Coots shares in Halliburton common stock;

•                  Boots & Coots stockholders electing mixed cash and stock consideration, and stockholders that failed to make a valid election, would receive, for each share subject to such election, $1.73 in cash and a number of Halliburton shares determined by dividing $1.27 by the Halliburton five-day average price.

The final results of the allocation of the merger consideration are expected to be announced on or about September 15, 2010.  Pursuant to the merger agreement, fractional shares of Halliburton common stock will not be issued.  In lieu thereof, Boots & Coots stockholders will receive cash for their fractional share based on the Halliburton five-day average price.

About Halliburton

Founded in 1919, Halliburton is one of the world’s largest providers of products and services to the energy industry.  With more than 50,000 employees in approximately 70 countries, the company serves the upstream oil and gas industry throughout the life cycle of the reservoir - from locating hydrocarbons and managing geological data, to drilling and formation evaluation, well construction and completion, and optimizing production through the life of the field. Visit the company’s Web site at www.halliburton.com.

About Boots & Coots

Boots & Coots, with its headquarters in Houston, Texas, provides a suite of integrated pressure control services to onshore and offshore oil and gas exploration companies around the world.  Boots & Coots’ products and services include well intervention services designed to enhance production for oil and gas operators.  These services consist primarily of hydraulic workover and snubbing services. Boots & Coots’ equipment services segment provides high pressure, high temperature rental tools.  The company’s pressure control services are designed to reduce the number and severity of critical events such as oil and gas well fires, blowouts or other incidences due to loss of control at the well.  This segment consists primarily of the company’s Safeguard prevention and emergency response services.  Additional information can be found at www.boots-coots.com.

NOTE: The statements in this press release that are not historical, including statements regarding the merger, whether and when the merger will be completed, the form of the merger consideration to be received by Boots & Coots stockholders and the expected date of announcement of the final results of the allocation of the merger consideration, are forward-looking statements within the meaning of the federal securities laws. These statements are subject to numerous risks and uncertainties, many of which are beyond Halliburton’s control, which could cause actual results to differ materially from the results expressed or implied by the statements.  These risks and uncertainties include, but are not limited to: failure to receive the approval of Boots & Coots’ stockholders; satisfaction of the other conditions to the closing of the merger; final results of the cash/stock elections of Boots & Coots’ stockholders; results of litigation and investigations; actions by third parties, including governmental agencies; changes in the demand for or price of oil and/or natural gas which has been significantly impacted by the worldwide recession and by the worldwide financial and credit crisis; consequences of audits and investigations by domestic and foreign government agencies and legislative bodies and related publicity and potential adverse proceedings by such agencies; indemnification and insurance matters; protection of intellectual property rights; compliance with environmental laws; changes in government regulations and regulatory requirements, particularly those related to offshore oil and gas exploration, radioactive sources, explosives, chemicals, hydraulic fracturing services and climate-related initiatives; compliance with laws related to income taxes and assumptions regarding the generation of future taxable income; risks of international operations, including risks relating to unsettled political conditions, war, the effects of terrorism, and foreign exchange rates and controls, and doing business with national oil companies; weather-related issues, including the effects of hurricanes and tropical storms; changes in capital spending by customers; delays or failures by customers to make payments owed to us; execution of long-term, fixed-price contracts; impairment of oil and gas properties; structural changes in the oil and natural gas industry; maintaining a highly skilled workforce; availability of raw materials; and integration of acquired businesses and operations of joint ventures. Halliburton’s Form 10-K for the year ended December 31, 2009, Form 10-Qs for the quarters ended March 31, 2010 and June 30, 2010, recent Current Reports on Form 8-K, and other Securities and Exchange Commission (“SEC”) filings, as well as Boots & Coots’ Form 10-K for the year ended December 31, 2009, as amended, Form 10-Qs for the quarters ended March 31, 2010 and June 30, 2010, recent Current Reports on Form 8-K, and other SEC filings, discuss some of the important risk factors identified that may affect Halliburton’s and Boots & Coots’ business, results of operations, and financial condition. Neither Halliburton nor Boots & Coots undertake any obligation to revise or update publicly any forward-looking statements for any reason.

Additional Information

In connection with Halliburton’s proposed acquisition of Boots & Coots, Halliburton has filed with the SEC a registration statement on Form S-4 containing a prospectus of Halliburton and a proxy statement of Boots & Coots and other documents related to the proposed transaction. The registration statement has been declared effective by the SEC. Boots & Coots filed the definitive proxy statement/prospectus with the SEC on August 11, 2010, and the proxy statement/prospectus was mailed to Boots & Coots stockholders on August 13, 2010. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ANY OTHER MATERIALS REGARDING THE PROPOSED MERGER BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT HALLIBURTON, BOOTS & COOTS AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the registration statement, the definitive proxy statement/prospectus and other documents containing information about Halliburton and Boots & Coots, without charge, at the SEC’s web site at www.sec.gov. Copies of Halliburton’s SEC filings may also be obtained for free by directing a request to investors@halliburton.com (Halliburton; 1-281-871-2688). Copies of the Boots & Coots’ SEC filings may also be obtained for free by directing a request to investorrelations@boots-coots.com (Boots & Coots; 1-281-931-8884).

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